LAW OFFICES OF
DAVID P. STROLLE, JR.
THE FORUM
8000 I.H. 10 WEST, SUITE 600
SAN ANTONIO, TEXAS 78230

Phone (210) 524-7720	david@strollelaw.com	Fax (210) 524-7721

December 4, 2012

Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. John Cannarella

RE:  Tootie Pie Company, Incorporated

Dear Mr. Cannarella:

Your letter dated October 19, 2012 directed to Tootie Pie Company, Incorporated, hereinafter “the Company”, has been forwarded to me for a response. In general, please be advised that as a “smaller reporting company” the Company has found the process of attempting to continue filing audited financial statements excessively and prohibitively time consuming and expensive. The decision to terminate the relationship between the Company and M&K CPAs was mutual because the Company needed to file the 10K for fiscal year end 3/31/2012 and could not get M&K to complete the audit. It was the understanding of the Company, as communicated in the Form 10K, that there were some disputed items between M&K and the previous audit firm that could not seem to be resolved without indefinite further delays. All of the adjustments that the Company was aware of were included in the financial statements filed with the Form 10K and were based on the recommendations of the auditors at the time. Eventually, the Company had to move forward and bring the filings current and that the only way this could be accomplished in a timely manner was by filing unaudited financial statements; which was also outlined in the Form 10K.

The Company is not aware of any disagreements with M&K CPAs and is not aware of errors in its financial statements and believes that it has acted in accordance with the guidance provided by the responsible audit firm at the time. The Company does not intend to improperly present any of the financial statements as audited; however, the Company did obtain a reissue letter from the prior auditor that was filed along with Form 8K on May 24, 2012. Since the Company did not make any changes to the 2011 fiscal year and had obtained a reissue letter from the prior auditor, the Company believed that filing the 2011 numbers as anything other than audited would have been misleading. The Company did not make any changes to any prior periods in fiscal year 2012 because it made the recommended adjustments in the financial statements filed with the 3/31/2012 Form 10K. The Company intends to remedy any deficiencies with its filings as soon as practicable and appreciates any consideration provided while this is accomplished.

As noted on the attached statement, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings and that staff comments do not foreclose action and do not operate as a defense to any legal proceeding.

Sincerely,

/s/ David P. Strolle, Jr.

David P. Strolle, Jr.
DPS\mag
Enclosure

November 1, 2012

Via Email
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. John Cannarella

Re: File No. 333-135702

Dear Mr. Cannarella:

As per your letter dated October 19, 2012, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing and;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Don L. Merrill, Jr.
President & CEO

129 Industrial Drive Boerne, TX 78006	Phone: 210-737-6600 Fax: 210-237-4750	Web: www.tootiepieco.com